Management’s Discussion and Analysis

Exhibit 99.2

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2021

DATED: NOVEMBER 10, 2021

1 | Page

Management’s Discussion and Analysis

2 | Page

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 10, 2021 and presents an analysis of the financial condition of Mogo Inc. (formerly Difference Capital Financial Inc. (“Difference”)) and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three and nine months ended September 30, 2021 compared with the corresponding period in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three and nine months ended September 30, 2021. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management of the Company. The board of directors of the Company (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its interim condensed consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA and adjusted cash net income (loss) to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

3 | Page

Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2021 and 2022 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth & take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

4 | Page

Management’s Discussion and Analysis

Company Overview

Mogo Inc. a financial technology and digital payments company, is empowering its more than 1.8 million members with simple digital solutions to help them get in control of their financial health. Through the free Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring and ID fraud protection, and access personal loans and mortgages. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC, while Mogo’s wholly-owned subsidiary, Moka, is bringing automated, fully-managed flat-fee investing to Canadians from coast to coast. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit and live a more sustainable lifestyle.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•

In October 2021, Mogo announced the launch of ‘green’ bitcoin, an initiative which makes all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo will plant enough trees to more than completely absorb the CO2 emissions produced by mining that bitcoin. The launch of ‘green’ bitcoin reaffirms Mogo’s commitment to being a leader in sustainable finances.

•

In October 2021, Mogo entered into a new partnership, effective October 6, 2021, with CI Investments Services Inc. (“CI Investments”), a leading Canadian broker-dealer, to provide a range of back-office services to support our commission free stock trading solution (“MogoTrade”) that is currently in development. These operational and back-office services include clearing and settlement, custody of client funds and securities and trade execution. These services complement Mogo’s in-house capabilities and provide an efficient and flexible path to introduce and scale MogoTrade.

•

In September 2021, we completed the acquisition of Fortification Capital Inc. (“Fortification”), subsequently renamed to MogoTrade Inc, a Canadian registered investment dealer and a member of Investment Industry Regulatory Organizations of Canada (“IIROC”), for consideration consisting of 75,000 shares of Mogo and cash of $1.1 million. The acquisition of Fortification brings the necessary licenses, registration and technology – including an order management system and market data processing – to accelerate the development of MogoTrade.

•

In the third quarter of 2021 we focused a substantial portion of our technology and development resources into building MogoTrade which we plan to launch by the end of the year subject to regulatory approval. In 2022, we intend to complement this with the expansion of an automated wealth building product (“MogoInvest”), which includes the application from Moka Finance Technologies Inc. (“Moka”) and the expansion of MogoCrypto to support additional cryptocurrencies through the MogoTrade platform, further solidifying Mogo’s position as the most comprehensive digital wallet app in Canada. In addition, the acquisitions and numerous investments we made in the first half of the year will further accelerate the Company’s progress towards the goal of providing our members with a best in class, holistic financial health solution. Mogo’s total assets under management(1) are approximately $294.1 million as at September 30, 2021.

(1)

Mogo’s total assets under management (“AUM”) is comprised of order execution only accounts, separately managed accounts for retail portfolio management clients that are managed on a discretionary basis and assets managed under investment fund or sub advisory mandates.

5 | Page

Management’s Discussion and Analysis

•

In May 2021, we completed the acquisition of Moka, one of Canada’s leading saving and investing apps, for approximately 5.0 million common shares in the capital of Mogo (“Common Shares”). In connection with the acquisition, Moka’s outstanding credit facility was also repaid in full with a $4.5 million cash payment. The acquisition increased Mogo’s member base to approximately 1.6 million at the time of acquisition and brought differentiated saving and investing products, along with the underlying technology platform and expertise to broaden Mogo’s wealth offering with MogoTrade and MogoInvest.

•

In June 2021, regulatory and financial services industry veterans Ms. Wendy Rudd and Dr. Liam Cheung were elected to the Mogo board of directors. Ms. Rudd is an innovative securities industry leader and former senior executive at IIROC, with demonstrated accomplishments including the introduction of leading-edge electronic trading products and services to the Canadian market. Dr. Cheung has held senior executive positions relating to corporate strategy, technology and operations for brokerage and trading businesses throughout North America, Asia and Europe. The pair bring deep experience to the board across regulatory, strategic, operational, and technology aspects of the securities industry.

•

Between April and June, the Company acquired approximately 39% of Coinsquare Ltd. (“Coinsquare”), one of Canada’s leading digital asset trading platforms, along with certain option and warrant rights, for total consideration of approximately $110.2 million, comprised of $32.4 million in cash and the issuance of 8.3 million Common Shares. The equity investment in Coinsquare is consistent with our belief in the disruptive capability of cryptocurrencies and its importance in a comprehensive digital wallet for the next generation of Canadians.

•

In July 2021, we announced a new minority investment in Tetra Trust Company (“Tetra”), which launched as Canada’s first qualified custodian for cryptocurrency assets. Mogo acquired approximately 4% of the outstanding common shares of Tetra. Prior to Tetra’s launch, the Canadian market for cryptocurrency custody was limited to U.S. providers and unregulated Canadian custodians and this investment represents Mogo’s commitment to supporting the growing fintech market in Canada.

•

On January 25, 2021, we closed the acquisition of Carta Solutions Holding Corporation ("Carta"), a leader in digital payment solutions. The acquisition adds a business-to-business payments platform to the Company and is expected to significantly expand Mogo’s total addressable market by entering the global payments market. Carta’s issuing platform provides processing technology to industry leaders in Europe, Asia, and Canada, and recently announced expansion into the United States and Japan. The Carta acquisition is expected to increase Mogo’s revenue scale and accelerate growth of its high-margin subscription and transaction-based revenue, while strengthening the Company’s digital wallet capabilities, including the development of its peer-to-peer payment solution.

Financial Highlights

•

On April 28, 2021, the Company sold its investment in Vena Solutions Inc. (“Vena”) for proceeds of $4.6 million, representing a 116% increase from the book value on December 31, 2020. Mogo’s investment portfolio was acquired as part of its 2019 business combination with Difference and the Vena investment was one of several equity investments in private technology and e-gaming companies, including Hootsuite, Blue Ant Media, Alida and Tiidal Gaming. Mogo will continue to capitalize on monetization opportunities within its investment portfolio as these occur.

•

Between December 2020 and February 2021, we raised a total of approximately $81.1 million in aggregate net proceeds, through the issuance of 6.8 million Common Shares and warrants to purchase up to 2.7 million Common Shares.

•

Between January 2021 and April 2021, we invested a total of $1.3 million in bitcoin and ether. This financial investment aligns with Mogo’s significant product development related investments in Bitcoin over the last several years, including MogoCrypto.

6 | Page

Management’s Discussion and Analysis

•

In December 2020, we announced the early conversion of our convertible debentures with an aggregate principal amount outstanding of $8.7 million as at December 31, 2020. The early conversion was completed on January 11, 2021 and has resulted in a strengthened balance sheet and reduced interest expense going forward.

•

In September 2020, the Company and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. The amendments include a reduction in the average coupon interest rate, from approximately 14% to approximately 7%, the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024, and the choice to settle principal and interest payments at the Company’s option either in cash or the Company’s shares. In connection with the amendment, the Company issued approximately 4.5 million Common Share purchase warrants to the debenture holders.

•

In February 2020, we sold the majority of our “MogoLiquid” loan portfolio to goeasy Ltd. for gross consideration of $31.6 million (the “Liquid Sale”). In conjunction with the Liquid Sale, we repaid and extinguished the Credit Facility – Liquid, which had an outstanding balance of $29.3 million as at December 31, 2019.

•

In January 2020, we extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), to January 2023. The agreement is expected to provide over $40 million of annual media value over the three-year extension period.

Financial Outlook

Based upon the substantial growth opportunities we see across our core businesses, we expect to continue increasing our growth investments to drive accelerating member and revenue growth in 2021 and 2022. Specifically, we are revising our previously communicated financial outlook to the following:

-	We expect year-over-year growth of 110% to 115% in subscription and services revenue in Q4 2021 as compared to Q4 2020 (compared to our previously communicated target of 100% to 110% growth).
-	We expect total revenues of $75 million to $80 million in fiscal year 2022 (compared to our previously communicated target of $70 million to $75 million).
-	We expect improving adjusted EBITDA as a percentage of revenue in fiscal year 2022.

Q3 2021 Update on COVID-19 Impact

Daily Operations and Safety

The COVID-19 pandemic has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this continued period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

In 2020, we implemented a COVID-19 response plan that included a number of measures to safeguard against the spread of the virus at our offices and maintain regular communications with suppliers, customers and business partners to monitor any potential risks to our ongoing operations. Operationally, Mogo shifted its employees to work remotely in early 2020. Given the digital nature of our business, the customer experience has been wholly unchanged. Given the ongoing, changing and uncertain situation regarding COVID-19, Mogo continues to monitor, evaluate, and adapt to developments as they unfold.

Cash Flow and Operating Expenses

In light of continued member growth and better than expected loan book performance across 2020 we have not extended the measures taken in 2020 related to our COVID-19 response plan to 2021. As fintech adoption accelerates in Canada we plan to continue to invest in growth related initiatives including product development and marketing to drive continued member and revenue growth.

In 2020 we took steps to reduce operating expenses and improve cash flow in three key areas: personnel costs, interest costs, and vendor management. We reduced headcount, salaries, and hours in the first half of 2020, but were able to return to regular

7 | Page

Management’s Discussion and Analysis

hours and salary levels for all staff by Q4 2020. We amended our non-convertible debentures in Q3 2020 to significantly reduce our cash interest obligations from approximately 14% to 7%, in addition to providing us the option to settle interest and principal in either Common Shares or cash. We worked with our vendors to ensure continuity of service at reduced rates, securing significant one-time and ongoing savings of cash operating expenses.

Digital Lending and Customer Support

Since Q2 2020, we experienced lower rates of customer default relative to historical levels. In the first half of 2020, we temporarily paused new on-balance sheet loan originations and introduced an enhanced employment and income verification framework to help identify higher risk loan applications. In the second half of 2020, we gradually returned to higher loan origination volumes, a trend which extended into 2021 where we returned to pre-pandemic levels.

Mogo worked closely with its customers to support them through this period of uncertainty, and in 2020 launched a Job Loss Action Plan for members, including payment programs for affected loan customers. As of September 30, 2021, none of our customers remain on any form of loan relief under this plan.

Revenue

In Q3 2021, revenue grew by 12% to $15.4 million compared to $13.7 million in Q2 2021 due to our investments in growth initiatives, additional integration of acquisitions of Carta and Moka from previous quarters and acquisition of Fortification during the quarter. We expect the positive revenue growth trend to continue through the last quarter of 2021 as we continue to invest in growth initiatives and more fully integrate the acquisitions made during the year.

In 2020 we experienced a decrease in revenues attributable to the measures taken to manage credit risk and reduce operating spend in response to the COVID-19 pandemic. Specifically, as described above, we reduced loan originations compared to historical levels in order to limit credit exposure, and significantly reduced marketing expenses, which resulted in a corresponding decrease in revenue in Q1 2020 to Q3 2020. Additionally, the Liquid Sale in Q1 2020 contributed to a decline in revenues.

Risk Management and Critical Accounting Estimates

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

[The rest of this page left intentionally blank]

8 | Page

Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: revenue, subscription and services revenue, net income (loss), adjusted EBITDA(1), adjusted cash net (loss) income(1), and Mogo members(1). We evaluate our performance by comparing our actual results to prior year results. The tables below provide the summary of key performance indicators for the applicable reported periods:

The tables below provide the summary of key performance indicators for the applicable reported periods:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage change	September 30, 2021	September 30, 2020	Percentage change
IFRS Measures
Revenue	$15,439	$9,774	58%	$40,524	$34,243	18%
Subscription and services revenue	9,487	4,206	126%	23,707	14,553	63%
Net income (loss)	(9,813)	1,019	n/a	(3,585)	(10,596)	(66)%
Other Key Performance Indicators(1)
Adjusted EBITDA	(3,438)	4,825	n/a	(7,459)	10,566	n/a
Adjusted cash net (loss) income	(8,330)	3,407	n/a	(18,338)	799	n/a

			As at
	September 30, 2021	September 30, 2020	Percentage change
Non-IFRS Non-Financial Measure
Mogo Members (000s)	1,766	1,074	64%

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

9 | Page

Management’s Discussion and Analysis

Revenue

Three months ended Q3 2021 vs Q3 2020

Total revenue was $15.4 million for the three months ended September 30, 2021, an increase of 58% compared to $9.8 million in the same period last year. This increase in revenue was driven by a $5.3 million increase in subscription and services revenue, resulting from a combination of new revenue streams from our acquisitions of Carta and Moka in Q1 2021 and Q2 2021, respectively, and growth in other Mogo products including MogoCard. In addition, there was a $0.4 million increase in interest revenue as the overall size of our loan portfolio has increased relative to the same period last year.

Nine months ended Q3 2021 vs Q3 2020

Total revenue was $40.5 million for the nine months ended September 30, 2021, an increase of 18% compared to $34.2 million in the same period last year. The increase in revenue was driven mainly by the increase in subscription and services revenues for the same reasons as above. This was offset by $2.9 million decline in interest revenue driven primarily by the sale of a portion of our loan book in Q1 2020, and also partially due to a slightly lower average receivables of the remaining core loan portfolio during the nine months ended September 30, 2021 relative to the same period last year.

Subscription and services revenue

Three months ended Q3 2021 vs Q3 2020

Subscription and services revenue increased to $9.5 million in the three months ended September 30, 2021, a 126% increase from $4.2 million in the same period last year. Subscription and services revenue now represents 61% of total quarterly revenue as compared to 43% in the same period last year.

The increase was driven by a number of factors, including new revenue streams from our Carta and Moka acquisitions in the year. Carta contributed new transaction processing revenues and set-up revenues derived from its long-term payment processing contracts, whereas Moka contributed monthly subscription revenues from its savings and investing programs.

Subscription and services revenue increased further as a result of increased activity in Mogo’s non-loan products, in particular MogoCard which had a significant increase in transaction volumes relative to the same period last year.

Nine months ended Q3 2021 vs Q3 2020

Subscription and services revenue increased to $23.7 million for the nine months ended September 30, 2021, a 63% increase from $14.6 million in the same period last year. The increase was largely due to the same reasons described above related to the Carta and Moka acquisitions and increased MogoCard activity. This was offset by a reduction in loan related subscription and service revenues resulting from both the sale of a portion of our loan book in Q1 2020 and overall downsizing of the loan book in 2020.

Net income (loss)

Three months ended Q3 2021 vs Q3 2020

Net income (loss) was ($9.8) million for the three months ended September 30, 2021, a decrease of $10.8 million compared to $1.0 million in the same period last year.

The variance is primarily attributable to a resumed investment in growth expenditures in Q3 2021 as we focus on continuing to grow revenues and Mogo members in the remainder of the year. Specifically, we increased our marketing expenses by $4.1 million relative to the same period last year and hired additional personnel in support of key growth initiatives including the planned launch of MogoInvest and MogoTrade, and the expansion of Carta into new markets including the U.S. payments market. Additionally, non-cash stock based compensation expenses and share of loss in investment in Coinsquare increased by $2.3 million and $2.5 million respectively relative to the same period last year.

10 | Page

Management’s Discussion and Analysis

This was offset by a $7.1 million revaluation gain on derivative stock warrants, which are measured at fair value using a Black Scholes model as at September 30, 2021. The decrease in value of warrants is primarily attributable to a change in Mogo’s share price since Q2 2021.

Nine months ended Q3 2021 vs Q3 2020

Net income (loss) was ($3.6) million for the nine months ended September 30, 2021, an increase of $7.0 million compared to ($10.6) million in the same period last year. The variance is primarily attributable to the factors noted above as well as a $23.8 million gain on our Coinsquare related derivative financial assets, driven largely by a revaluation gain on our Coinsquare Warrants using a Black Scholes model as at September 30, 2021. Market transactions occurring subsequently to our initial acquisition of the warrants imply a higher company valuation on Coinsquare relative to that as at the Initial Investment date, thereby increasing the value of the warrants. This $23.8 million gain is also partially driven by a final revaluation of the Call Option immediately prior to its exercise on June 4, 2021, and a revaluation of the Put Option prior to its expiry on June 4, 2021. In addition, there was a $7.0 million improvement in revaluations (gains) and losses in the current period arising largely from the previously announced gain on monetization of our investment in Vena in April 2021, as compared to losses on revaluation experienced in the nine months ended September 30, 2020, driven by the initial impact of COVID-19 on capital markets.

Adjusted EBITDA(1)

Three months ended Q3 2021 vs Q3 2020

Adjusted EBITDA was ($3.4) million for the three months ended September 30, 2021, a $8.2 million reduction compared to $4.8 million in the same period last year. The decrease in adjusted EBITDA was driven partially by an increase in growth related marketing expenses in the three months ended September 30, 2021. Marketing expenses increased by $4.1 million compared to the same period last year, comprising an increase in performance marketing spend and personnel costs. The acquisitions of Carta and Moka also contributed to a reduction in adjusted EBITDA in Q3 2021. We are expanding our Carta sales and technology employee base to invest in the growth of Carta total addressable market, including the recent launch into the US, which represents the largest portion of the US$500 billion North American payments market, the expansion of platform capabilities, and investment in further expansion in Europe. We are investing in technology and development resources to support the launch of MogoTrade, our stock trading platform which we expect to launch by the end of 2021 subject to regulatory approval and be a significant driver of growth in 2022.

Nine months ended Q3 2021 vs Q3 2020

Adjusted EBITDA was a loss of ($7.5) million for the nine months ended September 30, 2021, a $18.1 million reduction compared to $10.6 million in the same period last year, driven primarily by the same reasons as noted above.

It is important to note that the negative adjusted EBITDA in the current period is driven by discretionary growth expenditures, that management is incurring because we believe that they will drive favorable future returns on investment. The strong underlying base profitability of our financial model was evidenced in 2020, when we achieved 49% adjusted EBITDA margin in both Q2 and Q3 2020. In 2021, the Company has turned its focus to investments that it believes will drive long-term member and revenue growth, although management has the flexibility to dial back these investments at any time, which have had a negative upfront impact on adjusted EBITDA.

Mogo believes that it has a unique opportunity to leverage its position as fintech adoption accelerates in Canada which is why it is focused on investing in its product and platform during this period. Specifically, we are investing in the development of our free-stock trading app, MogoTrade, along with investments to expand the total addressable market of Carta including launching into the U.S. market. Further, we have increased our focus on marketing spend, which includes refinements to our branding and messaging strategy and increased investment in marketing personnel and infrastructure, which we believe will drive future Mogo member growth at a more effective member acquisition cost.

We expect that these investments will result in continued negative adjusted EBITDA during the rest of the year. As always, management will continue to assess its growth investments and adjust these when appropriate.

11 | Page

Management’s Discussion and Analysis

Adjusted cash net (loss) income (1)

Three months ended Q3 2021 vs Q3 2020

Adjusted cash net (loss) income was ($8.3) million for the three months ended September 30, 2021, a decrease of $11.7 million compared to $3.4 million in the same period last year. The decrease in adjusted cash net (loss) income was attributed primarily to the same reasons noted above in the adjusted EBITDA variance.

Nine months ended Q3 2021 vs Q3 2020

Adjusted cash net (loss) income was ($18.3) million for the nine months ended September 30, 2021, a decrease of $19.1 million compared to $0.8 million in the same period last year. The variance for the nine month period was driven primarily by the reasons noted above in the adjusted EBITDA variance, offset by a $1.3 million reduction in cash interest paid in the nine months ended September 30, 2021 relative to the nine months ended September 30, 2020, resulting from the paydown of a credit facility in Q1 2020 and a 400 basis point reduction on the effective interest rate of our current credit facility on July 2, 2020.

Mogo members

Our total member base grew to 1,766,000 members as at September 30, 2021, from 1,074,000 members as at September 30, 2020, representing an increase of approximately 64% or 692,000 net members. Quarter over quarter, net members increased by 71,000 in Q3 2021. The continuous increase in our member base, reflects increased brand awareness through our marketing collaboration agreement with Postmedia and the continuing adoption of the Company’s new and existing products, including MogoCrypto and MogoCard.

[The rest of this page left intentionally blank]

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

12 | Page

Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three and nine months ended September 30, 2021 and 2020:

($000s, except per share amounts)
	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Total revenue	$15,439	$9,774	$40,524	$34,243
Cost of revenue	3,261	657	6,779	7,159
Gross profit	12,178	9,117	33,745	27,084
Technology and development	2,082	964	7,786	3,906
Marketing	4,909	778	12,100	2,622
Customer service and operations	4,043	965	9,626	4,323
General and administration	4,756	1,756	12,392	6,109
Stock based compensation	2,703	384	7,065	1,058
Depreciation and amortization	3,665	2,288	9,054	6,800
Total operating expenses	22,158	7,135	58,023	24,818
(Loss) income from operations	(9,980)	1,982	(24,278)	2,266
Credit facility interest expense	1,028	1,039	3,028	5,185
Debenture and other financing expense	1,005	1,155	2,827	4,987
Accretion related to debentures and convertible debentures	314	186	935	561
Share of loss in investment accounted for using the equity method	2,495	—	5,354	—
Revaluation (gains) losses	(5,376)	721	(35,488)	4,068
Other non-operating expenses (income)	357	(2,138)	2,623	(1,939)
	(177)	963	(20,721)	12,862
Net (loss) income before tax	(9,803)	1,019	(3,557)	(10,596)
Income tax expense	10	—	28	—
Net (loss) income	(9,813)	1,019	(3,585)	(10,596)
Other comprehensive income (loss):
Items that are or may be reclassified subsequently to profit or loss:
Unrealized revaluation gain on digital assets	371	—	397	—
Foreign currency translation reserve (loss) gain	(29)	—	331	—
Other comprehensive income	342	—	728	—
Total comprehensive (loss) income	(9,471)	1,019	(2,857)	(10,596)

Adjusted EBITDA(1)	(3,438)	4,825	(7,459)	10,566
Adjusted cash net (loss) income	(8,330)	3,407	(18,338)	799
Net income (loss) per share (Basic and Diluted)	(0.14)	0.04	(0.05)	(0.38)

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

13 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three and nine months ended September 30, 2021 and 2020:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage change	September 30, 2021	September 30, 2020	Percentage change
Subscription and services revenue	$9,487	$4,206	126%	$23,707	$14,553	63%
Interest revenue	5,952	5,568	7%	16,817	19,690	(15)%
Total revenue	15,439	9,774	58%	40,524	34,243	18%

Subscription and services revenue – represents MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fees, transaction processing revenue, Moka subscriptions, portfolio management fees, exempt market dealer commission revenue, referral fee revenue and other fees and charges.

Interest revenue - represents interest on our line of credit loan products.

Please refer to the Key Performance Indicators section for commentary on Total revenue and Subscription and services revenue.

Interest revenue for the three months ended September 30, 2021, was $6.0 million compared to $5.6 million in the same period of 2020, an increase of $0.4 million or 7%. The increase in interest revenue in the three months period is attributable to higher loan origination volumes, a trend which started in the second half of 2020 and extended into 2021. Interest revenue for the nine months ended September 30, 2021, was $16.8 million compared to $19.7 million in the same period of 2020, a decrease of $2.9 million or 15%. The decrease in interest revenue in the nine month period is primarily attributable to the Liquid Sale during Q1 2020 and lower average loan book size as discussed above.

Cost of revenue

The following table summarizes the cost of revenue for the three and nine months ended September 30, 2021 and 2020:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage change	September 30, 2021	September 30, 2020	Percentage change
Provision for loan losses, net of recoveries	$2,143	$582	268%	$4,452	$6,893	(35)%
Transaction costs	1,118	75	1391%	2,327	266	775%
Cost of revenue	3,261	657	396%	6,779	7,159	(5)%
As a percentage of total revenue	21%	7%		17%	21%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Cost of revenue was $3.3 million for the three months ended September 30, 2021, an increase of $2.6 million compared to the same period last year. Cost of revenue was $6.8 million for the nine months ended September 30, 2021, a decrease of 5% compared to $7.2 million in the same period last year. The increase in cost of revenue for the three months ended September 30, 2021, compared to same period last year is due to a larger release of COVID-19 related specific provision in Q3 2020, and also the return of loan origination volumes closer to historical levels, as well as transaction costs related to Carta and Moka. The decrease in cost of revenue for the nine months ended September 30, 2021 is largely driven by a specific $1.2 million

14 | Page

Management’s Discussion and Analysis

additional provision expense recorded in first half of 2020 in response to the onset of the COVID-19 pandemic compared to a release of provision in the current period. Additionally, the Liquid Sale resulted in the elimination of recurring provision expense on that portion of the loan portfolio for Q2 2020. Further, ongoing provision for loan losses were lower during the nine months ended Q3 2021 as compared to same period last year, as Mogo experienced lower than historical average defaults despite the economic challenges presented by the COVID-19 pandemic.

We believe we are adequately provisioned to absorb any potential future material shocks to the loan book as a result of any further deterioration in COVID-19 conditions. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. As a result of uncertain economic conditions arising from the COVID-19 pandemic, we have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs, transaction processing costs related to the Carta business and other transaction costs related to Moka. Transaction costs were $1.1 million for the three months ended September 30, 2021, an increase of $1.0 million compared to $0.1 million in the same period last year. Transaction costs were $2.3 million for the nine months ended September 30, 2021, an increase of $2.0 million compared to $0.3 million in the same period last year. The increase during three and nine month periods ended September 30, 2021, compared to the same periods last year was primarily due to the additional transaction costs related to the Carta and Moka acquisitions.

Technology and Development Expenses

The following table summarizes the technology and development expenses for the three and nine months ended September 30, 2021 and 2020:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage Change	September 30, 2021	September 30, 2020	Percentage Change
Technology and development	$2,082	$964	116%	$7,786	$3,906	99%
As a percentage of total revenue	13%	10%		19%	11%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $2.1 million for the three months ended September 30, 2021, an increase of $1.1 million compared to $1.0 million in the same period last year. Technology and development expenses were $7.8 million for the nine months ended September 30, 2021, an increase of $3.9 million compared to $3.9 million in the same period last year.

The increases are primarily due to increased personnel and development costs as we focus on accelerating key growth initiatives including the development of MogoTrade and MogoInvest, and also due to continued investment in the development of the Carta platform.

We believe that this investment in technology and development is critical in order to capitalize on opportunities that will strengthen Mogo’s product service offerings and drive long-term member and revenue growth. Specifically, these include

15 | Page

Management’s Discussion and Analysis

investments in the development of MogoTrade and MogoInvest, enhancements to our MogoCard and MogoCrypto products, and the expansion of Carta into the U.S. digital payments market, which represents the largest portion of the US$500 billion North American payments market. We believe that these strategic investments are critical to unlocking and integrating the full potential of Mogo’s value proposition to consumers and will create a holistic and comprehensive user experience that positions us to drive accelerated long-term growth and user adoption.

Marketing Expenses

The following table summarizes the marketing expenses for the three and nine months ended September 30, 2021 and 2020:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage Change	September 30, 2021	September 30, 2020	Percentage Change
Marketing	$4,909	$778	531%	$12,100	$2,622	361%
As a percentage of total revenue	32%	8%		30%	8%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses were $4.9 million for the three months ended September 30, 2021, an increase of $4.1 million compared to $0.8 million in the same period last year. Marketing expenses were $12.1 million for the nine months ended September 30, 2021, an increase of $9.5 million compared to $2.6 million in the same period last year. This is primarily driven by an increase in performance marketing spend as we accelerated our growth investment to increase the Mogo member base and associated revenues from Mogo products. In addition, we have expanded the Carta sales team into new markets including the U.S.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses (“CS&O”) for the three and nine months ended September 30, 2021 and 2020:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage Change	September 30, 2021	September 30, 2020	Percentage Change
Customer service and operations	$4,043	$965	319%	$9,626	$4,323	123%
As a percentage of total revenue	26%	10%		24%	13%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses were $4.0 million for the three months ended September 30, 2021, an increase of $3.1 million compared to $1.0 million in the same period last year. CS&O expenses were $9.6 million for the nine months ended September 30, 2021, an increase of $5.3 million compared to $4.3 million in the same period last year.

The variances in CS&O expense in the periods noted above are primarily attributable to the increase in customer support functions brought on through our recent acquisitions of Carta and Moka, as well as higher underwriting expenses from an acceleration of loan originations in the current quarter, compared to the temporary pause in loan originations in the comparative period.

16 | Page

Management’s Discussion and Analysis

General and Administration Expenses

The following table summarizes the general and administration expenses (“G&A”) for the three and nine months ended September 30, 2021 and 2020:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage Change	September 30, 2021	September 30, 2020	Percentage Change
General and administration	$4,756	$1,756	171%	$12,392	$6,109	103%
As a percentage of total revenue	31%	18%		31%	18%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses were $4.8 million for the three months ended September 30, 2021, an increase of $3.0 million compared to $1.8 million in the same period last year. G&A expenses were $12.4 million for the nine months ended September 30, 2021, an increase of $6.3 million compared to $6.1 million in the same period last year. The increases in the periods noted above are primarily due to increased costs resulting from the acquisitions of Carta and Moka in the current year.

17 | Page

Management’s Discussion and Analysis

Stock Based Compensation and Depreciation and Amortization

The following table summarizes the stock based compensation and depreciation and amortization. Expenses for the three and nine months ended September 30, 2021, and 2020 were as follows:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage Change	September 30, 2021	September 30, 2020	Percentage Change
Stock based compensation	$2,703	$384	604%	$7,065	$1,058	568%
Depreciation and amortization	3,665	2,288	60%	9,054	6,800	33%
	6,368	2,672		16,119	7,858
As a percentage of total revenue	41%	27%		40%	23%

Stock based compensation represents the fair value of stock options granted to employees and directors measured using the Black Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta and Moka. Stock based compensation and depreciation and amortization are all non-cash expenses.

Stock based compensation increased to $2.7 million in the three months ended September 30, 2021 compared to $0.4 million in the three months ended September 30, 2020, and increased to $7.1 million in the nine months ended September 30, 2021 from $1.1 million in the nine months ended September 30, 2020. The increases were driven by stock option grants issued to employees in the first and second quarters of 2021.

Depreciation and amortization increased to $3.7 million in the three months ended September 30, 2021 compared to $2.3 million in the three months ended September 30, 2020 driven by the amortization of intangible assets recognized in the acquisition of Carta and Moka. Depreciation and amortization increased to $9.1 million in the nine months ended September 30, 2021 from $6.8 million in the nine months ended September 30, 2020 for the same reason.

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three and nine months ended September 30, 2021 and 2020:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage change	September 30, 2021	September 30, 2020	Percentage change
Credit facility interest expense – Other	$1,028	$1,039	(1)%	$3,028	$4,276	(29)%
Credit facility interest expense – Liquid	—	—	n/a	—	909	100%
Total credit facility interest expense	1,028	1,039	(1)%	3,028	5,185	(42)%
As a percentage of total revenue	7%	11%		7%	15%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Other, and prior to the Liquid Sale in Q1 2020 our Credit Facility – Liquid which has been repaid in full. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense remain same for the three months ended September 30, 2021 and 2020. Credit facility interest expense for the nine months ended September 30, 2021, was $3.0 million compared to $4.3 million in the same period of 2020, a decrease of $1.3 million or 29%. Credit facility interest expense as a percentage of total revenue decreased from 11% to 7% for the three months ended September 30, 2021, and from 15% to 7% for the nine months ended September 30, 2021.

18 | Page

Management’s Discussion and Analysis

The decrease in credit facility interest expense was driven by the extinguishment of the Credit Facility – Liquid during Q1 2020, a reduction in the interest rate on the Credit Facility – Other to 10.5% from 14.5% effective July 2, 2020, and repayments of the Credit Facility - Other resulting in lower related interest payments.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three and nine months ended September 30, 2021 and 2020:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage change	September 30, 2021	September 30, 2020	Percentage change
Debenture and other financing expense	$1,005	$1,155	(13)%	$2,827	$4,987	(43)%
Accretion related to debentures and convertible debentures	314	186	69%	935	561	67%
Share of loss in investment accounted for using the equity method	2,495	—	n/a	5,354	—	n/a
Revaluation (gains) losses	(5,376)	721	n/a	(35,488)	4,068	n/a
Other non-operating expenses (income)	357	(2,138)	n/a	2,623	(1,939)	n/a
Total other (income) expense	(1,205)	(76)	1486%	(23,749)	7,677	n/a
As a percentage of total revenue	(8)%	(1)%		(59)%	22%

Total other (income) expense was ($1.2) million for the three months ended September 30, 2021, an increase of $1.1 million compared to the same period last year. Total other (income) expense was ($23.7) million for the nine months ended September 30, 2021, an increase of $31.4 million compared to the same period last year. The change in total other (income) expense during the three months ended September 30, 2021 was primarily attributable to the revaluation (gain) loss on derivative stock warrants of ($7.1) million. The change in total other (income) expense during the nine months ended September 30, 2021 was primarily attributable to the revaluation (gain) loss on derivative stock warrants of ($9.0) million and Coinsquare derivative instruments of ($23.8) million during the nine months ended September 30, 2021.

Debenture and other financing expense primarily consist of interest expense related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense decreased by 13% and 43% for the three and nine months ended September 30, 2021, respectively, compared to the same periods last year. The decreases are primarily related to the amendments made to the terms of the debentures, effective July 1, 2020, resulting in the reduction in the average coupon interest rate, from approximately 14% to approximately 7%. Additionally, the convertible debentures were fully converted to equity in Q1 2021 and no longer contribute to debenture expense.

On April 16, 2021, the Company completed its initial 19.99% strategic investment in Coinsquare. This transaction included (i) a right for Mogo to purchase additional Coinsquare common shares from existing shareholders, being the Call Option; (ii) a right for certain selling shareholders to require Mogo to purchase additional Coinsquare common shares (the “Put Option”) and; (iii) the issuance to Mogo of the Coinsquare Warrant. In a separate transaction, on June 15, 2021, Mogo purchased additional common shares of Coinsquare from a selling shareholder which included a right for Mogo to purchase additional Coinsquare common shares under certain conditions (the “New Call Option”). The Call Option, the Put Option, the Coinsquare Warrants, and the New Call Option (collectively, the “Derivative Financial Instruments”) are accounted for as derivatives on Mogo’s balance sheet, revalued at each reporting period through profit and loss.

19 | Page

Management’s Discussion and Analysis

Revaluation (gains) losses for the three and nine months ended September 30, 2021, are primarily due to $1.0 million of loss and ($23.8) million of gains respectively, related to the Derivative Financial Instruments driven largely by a revaluation on our Coinsquare Warrants using a Black Scholes model as at September 30, 2021. Market transactions occurring subsequently to our initial acquisition of the warrants imply a higher company valuation on Coinsquare relative to that as at the Initial Transaction date, thereby increasing the value of the warrants. For the nine months ended September 30, 2021, this was additionally due to net gains on our investment portfolio, contrasting net investment portfolio revaluation losses experienced in the comparative period, as we recorded losses in 2020 driven primarily by the initial impact of COVID-19 on capital markets.

In the three and nine months ended September 30, 2021, Mogo recorded an equity pickup loss of $2.5 million and $5.4 million loss respectively, from its share of Coinsquare’s losses. The $2.5 million equity loss for the three months ended September 30, 2021 was driven mainly by Mogo’s proportionate share of Coinsquare’s $5.0 million loss in the quarter, and amortization of Coinsquare intangible assets fair valued at the acquisition date. Coinsquare’s Q3 2021 loss was largely driven by non-operating losses related to the revaluation of equity investments in the quarter. In Q2 2021, Mogo recorded an equity pick up loss of $2.9 million. Although Coinsquare reported an overall breakeven quarter on net income in Q2 2021, there was volatility in income and losses across the quarter. Operating profits and non-operating gains were heavily concentrated in the first half of the quarter, while operating and non-operating losses were concentrated in the second half of the quarter. In addition, we note that overall cryptocurrency volumes came down in the latter part of Q2 2021 by more than 50%, a trend which was generally observed across the broader cryptocurrency industry. Given that Mogo stepped up its ownership in Coinsquare from 20% to 39% in the second half of Q2 2021, its share of equity pickup for Q2 2021 generally comprised a smaller pickup of gains and a larger pickup of losses resulted in an overall net loss pickup. Continuing their trend from Q2 2021, cryptocurrency volumes remained lower for Q3 2021. Subsequent to Q3 2021, volumes have increased resulting in revenues of $3.6 million for the month of October 2021 compared to revenues of $7.1 million for the three months ended September 30, 2021. Coinsquare's total assets under management were approximately $859 million as at October 31, 2021.

In Q1 2021, Mogo completed a US$54.0 million registered direct offering of Common Shares and Common Share purchase warrants. By virtue of the warrants having an exercise price denominated in USD, different than Mogo’s functional currency, the warrants are classified as a derivative liability as opposed to equity on the balance sheet. During the three and nine months ended September 30, 2021, the Company has recorded a fair value gain related to the derivative stock warrants of $7.1 million and $9.0 million respectively. If the exercise price of these warrants had been denominated in CAD, the warrants would have been classified as equity with no subsequent revaluations through profit and loss. As a result of this transaction, the portion of total transaction costs incurred with respect to the offering that is proportionate to the fair value of the derivative liability as a percentage of the total USD$54.0 million proceeds, was recognized to net loss during the quarter. During the nine months ended September 30, 2021, a $1.5 million expense was recorded to other non-operating expenses related to transaction costs from the offering.

Other Comprehensive Income and Loss

The following table provides a breakdown of other comprehensive income and loss by type for the three and nine months ended September 30, 2021 and 2020:

($000s, except percentages)
	Three months ended			Nine months ended
	September 30, 2021	September 30, 2020	Percentage change	September 30, 2021	September 30, 2020	Percentage change
Unrealized revaluation gain on digital assets	371	—	n/a	$397	$—	n/a
Foreign currency translation reserve (loss) gain	(29)	—	n/a	331	—	n/a
Other comprehensive (loss) income	342	—	n/a	728	—	n/a

Total other comprehensive income (loss) was $0.3 million for the three months ended September 30, 2021. Total other comprehensive income was $0.7 million for the nine months ended September 30, 2021.

Following the financial investment in bitcoin and ether in 2021, the Company has recognized digital assets as indefinite lived intangible assets measured under the revaluation model at fair value and recognizes cumulative fair value gains relating to these digital assets through other comprehensive income, and cumulative fair value losses to the extent that they reverse previously recognized cumulative gains through other comprehensive income. See Note 3 of the financial statements for our detailed accounting policy.

20 | Page

Management’s Discussion and Analysis

Unrealized revaluation gains on digital assets impacting other comprehensive income and loss for the three months and nine months ended September 30, 2021 are $0.4 million. These gains and losses are due to change in the market prices of bitcoin and ether across the periods.

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies denominated in a foreign currency. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using exchange rates at the dates of the transactions. Foreign currency differences arising are recognized in other comprehensive income or loss.

Foreign currency translation reserve losses were $0.03 million for the three months ended September 30, 2021. Foreign currency translation reserve gains were $0.3 million for the nine months ended September 30, 2021. These gains are due to fluctuations in foreign currency exchange rates across the periods.

Selected Quarterly Information

($000s, except per share amounts)
	2021			2020				2019
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Income Statement Highlights
Total revenue	$15,439	$13,665	$11,420	$10,002	$9,774	$10,559	$13,910	$15,018
Net (loss) income	(9,813)	9,045	(2,817)	(2,849)	1,019	(1,550)	(10,065)	(6,188)
Net (loss) income per common share (basic)	(0.14)	0.14	(0.06)	(0.09)	0.04	(0.06)	0.36	(0.24)
Net (loss) income per common share (fully diluted)	(0.14)	0.13	(0.06)	(0.09)	0.04	(0.06)	0.36	(0.24)
Non-IFRS Financial Measures(1)
Adjusted EBITDA	(3,438)	(2,962)	(1,066)	1,052	4,825	5,197	544	2,295

Key Quarterly Trends

We have experienced continued quarter over quarter revenue growth since Q3 2020, driven by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products along with the addition of transaction processing revenues related to the acquisition of Carta and other subscription and service based revenue related to the acquisition of Moka. Prior to Q3 2020, the decrease in revenues were primarily attributed to decreased loan originations at the onset of the COVID-19 pandemic, and the Liquid Sale in Q1 2020.

Net income (loss) during Q2 2021 and Q1 2021, was relatively better than 2019 and first quarter of 2020 driven by a $24.8 million fair value gain due to revaluation of derivative financial assets during Q2 2021 and a $5.3 million unrealized gain on our investment portfolio in Q1 2021. Net income (loss) performed well from Q3 2020 to Q2 2021 relative to the prior periods due to a significant reduction in our operating costs during COVID-19. Net income (loss) during Q3 2021 decreased compared to prior quarters due to our resumed investment in growth expenses.

Adjusted EBITDA during the last three quarters decreased due to our resumed investment in growth expenses, for which there is a timing lag between expenditure and revenue growth. Adjusted EBITDA remained positive from the end of 2019 through 2020. The decline in Q1 2020 was primarily attributable to the initial upfront COVID-19 allowance recorded to loan loss provision expense in that quarter, based on our estimate of future losses that would result from worsening economic conditions associated with COVID-19. During Q2 2020 and Q3 2020, the improvement in Adjusted EBITDA is driven primarily by a dedicated plan implemented in late March 2020 to significantly reduce operating expenses, and strong loan book performance despite the COVID-19 pandemic.

____________________________

(1)For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

21 | Page

Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at September 30, 2021 and December 31, 2020:

($000s)		As at
	September 30, 2021	December 31, 2020
Cash	$45,578	$12,119
Total assets	380,953	104,468
Total liabilities	111,279	99,232

Total assets increased by $276.5 million during the nine months ended September 30, 2021. The increase is primarily due to $105.0 million of goodwill and other intangible assets related to the acquisitions of Carta and Moka, $98.0 million related to our investment in Coinsquare, derivative financial assets of $30.7 million representing our Coinsquare warrants, and increase in cash and cash equivalent of $32.8 million due primarily to equity raised in Q1 2021 offset by cash usage and investments made throughout the year.

Total liabilities increased by $12.0 million during the nine months ended September 30, 2021. The increase is primarily due to the $6.8 million derivative stock warrants recognized in connection with the USD denominated exercise price of warrants issued under the US$54.0 million registered direct offering in Q1 2021 and liabilities related to acquisitions partially offset by the conversion of convertible debentures.

Loans receivable

The following table provides a breakdown of loans receivable as at September 30, 2021 and December 31, 2020:

($000s)		As at
	September 30, 2021	December 31, 2020
Gross loans receivable	$61,261	$56,113
Allowance for loan losses	(8,594)	(8,886)
Net loans receivable	52,667	47,227

The gross loans receivable portfolio was $61.3 million as at September 30, 2021, an increase of $5.1 million compared to the balance as at December 31, 2020, the increase is primarily due to an increase in originations.

The following table provides a reconciliation of our loan loss allowance for the three and nine months ended September 30, 2021 and 2020:

($000s)
	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Balance, beginning of period	8,239	12,314	8,886	16,020
Derecognition of allowance associated with loan sale	—	—	—	(2,131)
Provision for loan losses
Originations	715	312	1,617	900
Repayments	(238)	(317)	(445)	(1,286)
Re-measurement	1,880	763	4,007	8,127
Charge offs	(2,002)	(3,767)	(5,471)	(12,325)
Balance, end of period	8,594	9,305	8,594	9,305

22 | Page

Management’s Discussion and Analysis

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the interim condensed consolidated statement of operations and comprehensive loss.

The allowance for loan losses as a percentage of gross loans receivable improved from 15.8% as at December 31, 2020 to 14.0% as at September 30, 2021. As at September 30, 2021, the allowance still includes an incremental allowance in respect of potential future losses arising from COVID-19 as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. We believe that the COVID-19 related allowance is adequate to absorb any material shocks to the loan book as a result of COVID-19 conditions. It should be noted that this upfront COVID-19 related allowance has already been reflected in our provision for loan losses in the interim condensed consolidated statements of operations and comprehensive loss. Refer to the “Cost of revenue” section above for further discussion of the impact of COVID-19 on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three and nine months ended September 30, 2021, include transactions with debenture holders that incur interest. The related party debentures balance as at September 30, 2021 totaled $246,000 (December 31, 2020 – $358,000). The debentures bear annual coupon interest of 8.0% (December 31, 2020 – 8.0%) with interest expense of $5,000 and $17,000 for the three and nine months ended September 30, 2021, respectively (three and nine months ended September 30, 2020 – $7,000 and $26,000 respectively). The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. In relation to the amendment to the terms of debentures on September 30, 2020, 35,831 warrants were issued to related parties with a fair value of $28.

On June 30, 2021, the Company acquired 1.3 million common shares of Tetra from its associate Coinsquare for $1.3 million. As at September 30, 2021, this investment is valued at $1.3 million and is recorded within the investment portfolio. This related party transaction was made on terms equivalent to those that prevail in arm’s length transactions.

Off‑Balance Sheet Arrangements

We have no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

23 | Page

Management’s Discussion and Analysis

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. The Company’s capital management policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2020 and interim condensed consolidated financial statements for the three and nine months ended September 30, 2021.

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of Common Shares, convertible debentures, warrants, private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company (formerly Difference Capital Financial Inc.) and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio which the Company is actively seeking to monetize. The value of Mogo’s investment portfolio as at September 30, 2021 was $17.2 million. In the first quarter of 2020, the Company completed the Liquid Sale using the proceeds to extinguish its Credit Facility - Liquid. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility – Other.

On December 31, 2020, the Company established an at-the-market equity program to raise funds for operational expenditures, to maintain the Company’s working capital balances, and for general corporate purposes. The Company sold 1,524,759 Common Shares on the NASDAQ and received cash proceeds of approximately $18.3 million (US$14.4 million), net of agent commission. The program was terminated on February 21, 2021.

On February 24, 2021, the Company issued to certain individual investors an aggregate of 5,346,536 Common Shares at a purchase price of US$10.10 per Common Share and received cash proceeds of approximately $62.8 million (US$50.1 million), net of agent commission. In a concurrent private placement, Mogo completed the issuance to the investors of unregistered warrants to purchase up to an aggregate of 2,673,268 Common Shares at an exercise price of US$11.00 at any time prior to the date which is three and a half years following the date of issuance. A portion of the net proceeds from the offering were used to fund the cash component of the investment in Coinsquare, with the remaining net proceeds to be used for general corporate and working capital purposes.

24 | Page

Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and nine months ended September 30, 2021 and 2020:

($000s)
	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash (used in) provided by operating activities before investment in gross loans receivable	$(2,345)	$4,158	$(10,915)	$6,575
Proceeds from sale of loan book	—	—	—	31,572
Cash (invested in) provided by loans receivable	(6,564)	1,048	(10,619)	4,476
Cash (used in) provided by operating activities	(8,909)	5,206	(21,534)	42,623
Cash used in investing activities	(5,242)	(839)	(36,632)	(3,592)
Cash provided by (used in) financing activities	4,049	(1,997)	90,979	(39,593)
Net (decrease) increase in cash for the period	(10,102)	2,370	32,813	(562)

Net cash decrease in the three months ended September 30, 2021 was a ($10.1) million outflow compared to $2.3 million inflow during the same period last year. Net cash increase in the nine months ended September 30, 2021, was $32.8 million inflow compared to ($0.6) million outflow during the same period last year. The decrease in cash flow during the three months ended September 30, 2021, is primarily due to investment in growth expenditures, resumption of growth in loan originations and cash investment in Fortification, subsequently renamed MogoTrade Inc, and our investment portfolio, whereas the increase for the nine months period ended September 30, 2021, is primarily due to net cash inflow of $80.9 million from issuance of Common Shares, $6.4 million related to proceeds from Common Shares issued from the exercise of warrants, and $4.2 million from sale of Vena, offset with cash outflows related to our investment in an associate and losses from operations. The prior period includes proceeds of $31.6 million from the Liquid Sale, which we used primarily to pay down our Credit Facility- Liquid.

Cash (used in) provided by operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash (used in) provided by operating activities before investment in gross loans receivable was ($2.3) million outflow in the three months ended September 30, 2021, compared to $4.2 million inflow in the same period last year. Cash provided by (used in) operating activities before investment in gross loans receivable was ($10.9) million outflow in the nine months ended September 30, 2021, compared to $6.6 million inflow in the same period last year. This variance is due to higher cash operating expenses primarily related to a return to growth investment and from our Carta and Moka acquisitions in Q1 and Q2 2021 respectively, as well as the timing of vendor payments creating negative cash flows from changes in working capital.

Cash (invested in) provided by loans receivable was ($6.6) million in the three months ended September 30, 2021, compared to $1.0 million in the same period last year. Cash invested in loans receivable was ($10.6) million in the nine months ended September 30, 2021, compared to $4.5 million in the same period last year. This was the result of management reducing net loan originations during the previous periods in light of the COVID-19 pandemic and sale of Liquid loan book in February 2020.

In the three months ended September 30, 2021, cash (used in) provided by operating activities was ($8.9) million outflow, compared to $5.2 million inflow in the same period last year. In the nine months ended September 30, 2021, cash (used in) provided by operating activities was ($21.5) million outflow, compared to $42.6 million inflow in the same period last year. Variance is due to the reasons mentioned above.

25 | Page

Management’s Discussion and Analysis

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment in digital assets, cash invested in investment accounted for using the equity method, monetizations of our investment portfolio and cash (invested) acquired in a business combination. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended September 30, 2021, cash used in investing activities was a ($5.2) million outflow, compared to a ($0.8) million outflow in the same period last year. For the nine months ended September 30, 2021, cash used in investing activities was ($36.6) million outflow, compared to ($3.6) million outflow in the same period last year. The increase for the three months ended September 30, 2021 compared to the same period last year is primarily due to an increase in capitalization of software development costs related to MogoTrade, investments made in our investment portfolio and the acquisition of Fortification. The increase for the nine months ended September 30, 2021 compared to same period last year is primarily due to cash outflow of ($32.4) million related to investments in Coinsquare in Q2 2021.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our Common Shares, debentures, convertible debentures and borrowings and repayments on our credit facilities.

Cash provided by (used in) financing activities in the three months ended September 30, 2021 was $4.0 million inflow compared to ($2.0) million outflow in the same period last year. The inflow is primarily from advances on our credit facility partially offset by repayments on debentures.

Cash provided by (used in) financing activities in the nine months ended September 30, 2021 was $91.0 million inflow primarily due to net cash inflow of $80.9 million from issuance of Common Shares, $6.4 million related to proceeds from Common Shares issued from the exercise of warrants, and $4.2 million from sale of Vena. Comparatively for the same period last year, cash (used in) provided by financing activities was ($39.6) million, driven primarily by the payoff of our Credit Facility - Liquid.

26 | Page

Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as September 30, 2021 by the period in which they are due. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)	2021	2022	2023	2024	2025	Thereafter
Commitments - operational
Lease payments	323	1,308	1,297	1,206	1,240	2,727
Trade payables	5,624	—	—	—	—	—
Accrued wages and other expenses	12,640	—	—	—	—	—
Interest – Credit Facilities	1,103	2,206	—	—	—	—
Interest – Debentures	767	2,986	1,875	352	—	—
Purchase obligations	263	1,052	—	—	—	—
	20,720	7,552	3,172	1,558	1,240	2,727
Commitments – principal repayments
Credit Facility – Other	—	42,011	—	—	—	—
Debentures	1,043	2,184	19,734	18,971	—	—
	1,043	44,195	19,734	18,971	—	—
Total contractual obligations	21,763	51,747	22,906	20,529	1,240	2,727

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of November 10, 2021, no preferred shares have been issued and the following Common Shares, and rights to acquire Common Shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at November 10, 2021
Common shares	70,238
Stock options	8,856
Restricted share units	42
Common share purchase warrants	1,697

27 | Page

Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company’s significant risk and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2020 and interim condensed consolidated financial statements for the three and nine months ended September 30, 2021.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted EBITDA and adjusted cash net loss are both non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, non-cash warrant expense, one-time provision for excise tax, credit facility interest expense, debenture and other financing expense and related accretion, gain on acquisition, revaluation (gains) and losses and other non-operating (income) expenses. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. The following table presents a reconciliation of adjusted EBITDA to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net (loss) income before tax	$(9,803)	$1,019	$(3,557)	$(10,596)
Depreciation and amortization	3,665	2,288	9,054	6,800
Stock‑based compensation	2,703	384	7,065	1,058
Non-cash warrant expense	174	291	700	562
One-time provision for excise tax	—	(120)	—	(120)
Credit facility interest expense	1,028	1,039	3,028	5,185
Debenture and other financing expense	1,005	1,155	2,827	4,987
Accretion related to debentures and convertible debentures	314	186	935	561
Share of loss in investment accounted for using the equity method	2,495	—	5,354	—
Revaluation (gains) losses	(5,376)	721	(35,488)	4,068
Other non-operating expenses (income)	357	(2,138)	2,623	(1,939)
Adjusted EBITDA	(3,438)	4,825	(7,459)	10,566

28 | Page

Management’s Discussion and Analysis

Adjusted net income (loss) and adjusted cash net income (loss)

Adjusted net loss is a non-IFRS financial measure that we calculate as net income (loss) before tax excluding stock-based compensation, non-cash warrant expenses, one-time provision for excise tax, share of loss in investment accounted for using equity method, revaluation (gains) and losses, net, and other non-operating expenses. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall financial performance.

Adjusted cash net income (loss) is a non-IFRS financial measure that we calculated as adjusted net income (loss) excluding depreciation and amortization, deferred financing costs and non-cash interest expense, which are expenses recognized in the period that do not impact cash flow in that period, as well as other non-operating (income) and expenses. It also deducts capitalized intangible assets which are cash outflows in the period that get capitalized to the statement of financial position, rather than expensed through the statement of operations and comprehensive loss. Adjusted cash net loss is a measure used by our management and Board to evaluate core cash flow trends within the business. We believe that the adjustment out of net loss of certain non-cash related items, and inclusion of recurring capitalized cash costs, provides a useful gauge of underlying net cash flow in the business, excluding impacts of timing differences from changes in working capital.

The following table presents a reconciliation of adjusted net loss and adjusted cash net loss to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net (loss) income before tax	(9,803)	1,019	(3,557)	(10,596)
Stock‑based compensation	2,703	384	7,065	1,058
Non-cash warrant expense	174	291	700	562
One-time provision for excise tax	—	(120)	—	(120)
Share of loss in investment accounted for using the equity method	2,495	—	5,354	—
Revaluation (gains) losses	(5,376)	721	(35,488)	4,068
Other non-operating expenses (income)	357	(2,138)	2,623	(1,939)
Adjusted net (loss) income	(9,450)	157	(23,303)	(6,967)

Depreciation and amortization	3,665	2,288	9,054	6,800
Deferred financing cost amortization	—	—	—	222
Accretion related to debentures and convertible debentures	314	186	935	561
Convertible debenture non-cash interest	—	296	32	927
Debenture interest expense added to principal	—	1,319	—	2,824
Capitalization cost of intangible assets	(2,859)	(839)	(5,056)	(3,568)
Adjusted cash net (loss) income	(8,330)	3,407	(18,338)	799

29 | Page

Management’s Discussion and Analysis

Non-Financial Measures

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, Moka services our, premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

Critical Accounting Estimates

The preparation of the interim consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, valuation of privately held investments, share-based payments, income taxes, valuation of goodwill and acquired intangible assets, derivative stock warrants, valuation of derivative assets and judgments surrounding the accounting for digital assets, which are described further in the notes to the Company’s consolidated financial statements for the twelve months ended December 31, 2020 and interim condensed consolidated financial statements for the three and nine months ended September 30, 2021.

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2021

Certain new or amended standards and interpretations became effective on January 1, 2021 or later, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the new policies discussed in Note 3 to the interim condensed consolidated financial statements.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

30 | Page

Management’s Discussion and Analysis

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at September 30, 2021, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

31 | Page